Mail Stop 3561



								March 9, 2006



Mr. Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.
c/o Schwartz & Weiss, P.C.
457 Madison Avenue
New York, N.Y. 10022

		RE:	Energy Infrastructure Acquisition Corp.
			Registration Statement on Form S-1
			File No. 333-131648
			Filed February 7, 2006

Dear Mr. Pantazopoulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.
2. Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $150,000,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. We may have further comment.
3. We note the following language from Article Six of your Amended and Restated Certificate of Incorporation: "The following provisions
(A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any `Business Combination,` and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.
4. In general your discussion of the underwriter`s compensation arrangement - including the contingent compensation, could use some clarification. Based on our analysis of your "Use of Proceeds" you appear to provide the underwriter with $6 million in guaranteed compensation, plus $1.5 million in expense allowances which are paid from the private placement proceeds and accordingly, do not reduce the proceeds held in trust. In addition, you are paying contingent compensation of $1.5 million in the event of a business combination.
This contingent compensation is payable out of the trust account in the event of a merger. Accordingly, you have approximately $148.5 million available as merger consideration. Please advise us if this is a correct understanding and clarify your disclosure throughout. Also consider those fees to be paid to Maxim Group LLC in connection with the private placement.
5. We note the disclosure in the registration statement on page 2 that the company`s "President and Chief Operating Officer, and, his nominees, have agreed to purchase from us an aggregate of 825,398 units ... in a private placement." (emphasis added). In light of integration issues of the private placement and public offering, please revise the disclosure throughout the registration statement and related agreements to remove the reference to "his nominees" or advise us why such revision is not necessary.
6. Prior to the effectiveness of the company`s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.
7. We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule
416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."
8. We note that Mr. Sagredos has agreed to vote his private placement shares in favor of any business combination presented for a vote. His 825,398 private placement shares appear to represent approximately 4% of your outstanding shares. We further note that the transaction will be approved based on a majority of shares voted as distinguished from a majority of shares outstanding. We also note that the existing stockholders have agreed to vote the common shares owned by them in accordance with vote of the majority of the shares of common stock issued in this offering and the private placement. Please include a discussion as to whether management will have the ability to control or significantly influence the vote for the approval of the business combination.

Table of Contents
9. We note your disclosure that "Business Combination Company" and "BCC" are trademarks of Maxim Group LLC. Please advise us of the status of these trademarks, including the date Maxim began using them and any legal action Maxim has taken to date to create, or protect, this trademark.





Prospectus Summary
10. In the paragraph beginning with "[o]ur executive officers and directors" you state that management "compromise[s] a formidable pool of expertise." This statement appears promotional, please revise your document to remove the reference to "formidable" or, alternatively, please provide a basis for the statement.
11. Please clarify the statement that your target business "shall include one or more entities with agreements to acquire an operating business in the energy industry."

Private Placement, page 2
12. Please revise your discussion of the private placement transaction to indicate the following: whether the proceeds of the private placement will be placed in the trust account; whether the private placement shares contain any transfer or voting restrictions;
and, whether the private placement shares will have any rights to the proceeds of the trust account - and if so, under what circumstances.
13. Please clarify the statement on page 3 that Maxim "may determine to cease trading of the units following" the date that they become separately tradable.

Additional Issuable Shares, page 2
14. Please describe the agreement in which Mr. Sagredos received the right to receive the shares of common stock following a business combination upon the common stock reaching a certain volume weighted average trading price.

The Offering, page 3
15. Please define the "specified threshold amount" referenced in the page 4 discussion of "Offering proceeds to be held in trust."
16. Please address how your officers and directors will vote their "private placement" shares with respect to a business combination. In addition, we note the reference to public stockholders owning less than 30% of the total number of shares sold in this offering and the private placement. Please clarify whether the 30% restriction associated with the redemption provisions includes or excludes the shares purchased in the private placement.







Summary Financial Data, page 6
17. Please clarify the text of footnote 2. Currently it appears that a public stockholder who elects to redeem their shares is entitled to receive both the $10.00 investment and $.10 per share of underwriter compensation. Please revise your disclosure or advise us why no revision is necessary.
18. Please supplement your disclosure on page 8 regarding the underwriters` contingent fee in the event that there are redeeming shareholders. You state that the underwriter has agreed to forgo its fee for each share that is redeemed but you also state that management has agreed to surrender certain shares to partially offset the dilution resulting from the redemption of the shares. Please clarify whether the total amount of underwriter compensation varies based on the amount of shares redeemed and address your use of "dilution" in this regard.
19. We note that your treatment of the interest income associated with the trust account differs from other similar blank check offerings and Rule 419. Under Rule 419, for example, the interest would accrue solely to the benefit of the trust class prior to the consummation of a merger. Please address any opportunity costs - namely foregone interest - associated with your current deal structure and revise accordingly the "Comparison to offerings of blank check companies" section and consider adding a risk factor. Risk Factors, page 7

Risks associated with our business, page 7
20. We note your disclosure in risk factor four that your officers and directors will be severally liable under certain circumstances based on their respective beneficial ownership interest in the company. Please clarify this statement to address when the beneficial ownership percentages become fixed - that is, can the percentages vary based on stock sales or purchases subsequent to the offering? In addition, please address the denominator used in calculating the percentage. For example, will the percentage be based on only those shares owned prior to the offering or will it include the shares purchased in the private placement?
21. Please revise the text of risk factor six to indicate the approximate amount of funds held in trust by the 40 similarly structured blank check companies referenced in the risk factor.
We
also note your disclosure that it is possible that there are only a limited number of attractive opportunities available.
Accordingly,
please provide a statement regarding the likely affect that this will have on your respective negotiating position and the price you will have to pay to consummate a transaction. Alternatively, please advise us why no revision is necessary.

22. The subheading of risk factor 15 does not agree with the text of
the related risk factor.  Specifically, you state in the
subheading
that your management "will not receive reimbursement for
[expenses]
.... to the extent that such expenses exceed the amount in the trust
account" while the text refers to amounts not held in the trust account. Please clarify.

Risks associated with our acquisition of a target business in the energy industry, page 13
23. The majority of your risk factor disclosure under the heading "Risks associated with our acquisition of a target business in the energy industry" appears speculative in light of the fact that the company does not currently have any targets under consideration. Please revise your document to reduce the speculative nature of this disclosure. In addition, please present risk factors that represent a material risk to investors in this offering and do not include risk factors that could apply to any issuer or to any other offering.
24. In risk factor 30 on page 15 you state that your operations may harm the environment, however you do not state why or how this is a risk to an investor in his or her capacity as such. Please revise to explain the risk to the investor or, alternatively, please remove the risk factor.

Risks associated with this offering, page 17
25. In risk factor 41 on page 17 you disclose that the company is obligated to issue additional shares to management upon the occurrence of certain stated events. You further note that this issuance may have a negative impact on the company`s earnings. Please advise us whether the company deems this potential obligation to be a derivative financial instrument or off balance sheet transaction. In addition, please supplement your risk factor disclosure to address the likely impact of this obligation on management`s ability to consummate a business combination.
26. Risk factor 49 on page 20 appears to repeat, verbatim, risk factor 36 on page 16. Please revise your disclosures to eliminate any duplicative discussions.

Use of Proceeds, page 21
27. In the table, please provide a total for your "Offering and placement expenses."
28. In your "Use of Proceeds" you disclose that the company will have
$125,000 available to meet expenses which are estimated at
$2,325,000
based on your footnote disclosure on page 24.  You further
disclose
that these expenses will be funded by the interest received from the
trust account.  However, your receipt of any interest from the trust
account is limited by clause 2(b) to Exhibit 10.8. Please clarify the operation of this term and any effect it may have on your ability to use the interest earned on the trust account. For example, assuming the over allotment option is exercised in full will the company then have to wait until $450,000 in interest is accrued prior to being able to use any interest income? Please also clarify whether
the company believes the interest earned will be sufficient in both
amount and timing to meet expenses as they are incurred.  Finally, we
note that the above referenced clause allows for a distribution of up
to $12.2 million in interest income while your disclosure on page
4
indicates that only $2.2 million may be distributed - please clarify.
29. Please disclose whether the underwriter`s contingent compensation has priority over other claims to the trust account in the event of a business combination.
30. On page 22 you state that you will pay "$412,699 for the payment of placement fees to Maxim Group LLC related to the private placement." Your overall discussion appears to imply that this payment will come from a working capital line item which will be funded with the interest from the trust account. Please advise us if this is the case. In addition, please advise us whether this amount is presented as an "offering and placement expense" in your tabular presentation on page 21. With respect to the payment to Maxim, please provide greater detail concerning the payment terms, the nature of the services and any other contingencies or restrictions associated with the agreement; with respect to this, an appropriate cross reference would be sufficient.
31. Please clarify the meaning of the statement on page 23 that you have agreed that "the interest earned in the trust account (net of taxes payable) in excess of the amount necessary to have a $10.00 per share liquidation distribution to the public stockholders if the underwriters` over-allotment option is exercised ... will be released to us to fund our working capital."

Dilution, page 26
32. In your dilution calculation please disclose how you treated the contingent underwriter`s compensation for purposes of the dilution calculation.
33. On page 27 you disclose that $148,295 of offering costs paid in advance have been excluded from [net] tangible book value before the offering. Please advise us why the company elected to exclude this amount from net tangible book value before the offering.






34. In footnote 2 on page 27 you exclude $.10/share from your calculation of the proceeds held in trust and subject to redemption for cash. Please advise us of the basis for this exclusion. In addition, please inform us whether the inclusion of this amount, along with any other required adjustments, would further dilute the new investors.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Proposed Business, page 27
35. Please expand your discussion of your targeted industries to better describe how management intends to take advantage of the opportunities identified on pages 27-28.

Overview of Transportation Sector, page 28
36. Please clarify the difference between a crude oil and a product tanker.
37. Please explain the meaning of the last paragraph under the heading "Overview of Transportation Sector" on page 32. Specifically, it is unclear why the oversupply of vessels will present an opportunity to you. Do you mean to state that you will purchase a vessel at a lower price as a result of the oversupply? If you do purchase a vessel what will you do with it, and how will your business plans be affected by the general oversupply of vessels in the market?

We have not identified a target business, page 32
38. We note your disclosure that any target business must have a fair market value of at least 80% of the value of the trust account. However, a business combination may be completed even if 29.99% of your shareholders redeem their securities. As a result, it is possible that you will have to borrow funds to complete your merger.
Please supplement your disclosure to address this contingency and how management intends to deal with it, should it arise.

Sources of target businesses, page 32
39. Please discuss whether the underwriters could be a source for potential target businesses. If yes, please describe the fee arrangements.





Fair market value of target business, page 34
40. Please clarify the statement on page 34 regarding the "evaluation of a potential holding company acquisition where the assets to be acquired are not in the possession of the target company."

Limited ability to evaluate the target business` management, page
35
41. Please reconcile your statement on page 35 that you cannot assure the investors that "[y]our officers and directors will have significant experience or knowledge relating to the operations of the particular target business" with the statements on page 28 that your management has "extensive experience in the energy industry" and "collectively compromise a formidable pool of expertise." Please clarify throughout your document whether your management team`s experience is in operations or more focused on specific transactions within this industry. In addition, please clarify the value that management adds to the company both prior to the investment and post investment.

Redemption Rights, page 35
42. On page 35, you disclose that management has agreed to surrender some of its shares under certain circumstances pursuant to pre-established formula. Please clarify your disclosure of the operation of this formula; in addition, please provide us with an example of how this formula would operate in practice.


Competition, page 37
43. In the last bullet point on page 37 you state "the requirement to acquire either an entity with purchase agreements for one or more vessels or an operating business that has a fair market value equal to at least 80% of the trust ..." Please clarify your use of "or" in this statement; do you mean to imply that you can purchase a vessel free of the 80% restriction?
44. Please include a discussion of the competition the company will face from similarly structured blank check companies under the heading "Competition" on page 37 and elsewhere as appropriate.


Facilities, page 37
45. Your page 37 disclosure indicates that the law firm of Schwartz &
Weiss, P.C. will provide certain additional services pursuant to a letter agreement. Please disclose the nature of these additional services and ensure that a copy of the agreement is filed in any amendment. In addition, please disclose how the $7,500 fee was determined. Finally, disclose any relationship between Schwartz & Weiss, including its` affiliates, and any other person or entity involved in the offering.

Employment, page 37
46. Please disclose an estimate of the hours per week that each officer will devote to the company.

Management, page 40
47. Our research indicates that Mr. Sagredos served as a Director of
American Energy Group, an oil and gas company that recently emerged from bankruptcy. Please disclose Mr. Sagredos` involvement with the company and provide the information contemplated by Item 401. Alternatively, please advise us why no disclosure is required.
48. In reviewing your disclosures of management`s biographical history we note that you present financial information regarding the total size of the employing companies but do not clarify the size of the division actually supervised by management. For example, in Mr.
Silverberg`s biography you state that he served as the head of the crude oil and oil products division of Glencore International and that Glencore`s revenues are in excess of $100 billion. Please revise to address the revenues attributable to Mr. Silverberg`s division during the time period of his employment there. Your attention is directed to Item 401(e). Please note that the reference to Mr. Silverberg was illustrative only; the comment is applicable to other members of you management. Please revise or, alternatively, advise us why no revision is necessary.

Executive Compensation, page 43
49. We note the statement that "[t]here is no limit on the amount of accountable out-of-pocket expenses reimbursable by us." Please discuss this statement in the use of proceeds section.

Conflicts of Interest, page 43
50. Please disclose whether management currently has any fiduciary duties relating to the presentation of business opportunities other than to those firms named in their respective biographies. If management currently has additional fiduciary duties please disclose the names of the entities owed such duty, as well as the nature and origin of the duty.
51. Please clarify the meaning of the paragraph on page 44 beginning
"[e]ach of our directors has, or may come to have ... other fiduciary obligations." Do you mean to state that a fiduciary duty arising after the effectiveness of this registration statement may take priority over the fiduciary duty owed to the company? Please explain.
52. On page 44 and elsewhere, you state that "[b]ecause directors seeking reimbursement may not be deemed "independent" we may not have the benefit of independent directors examining the propriety of expenses incurred". Elsewhere you disclose that you have two independent directors. Please clarify the instances in which you will or will not have independent director review of reimbursable expenses.
53. Please discuss whether any of the officers or directors have been or are currently affiliated with any other blank check companies.

Principal Stockholders, page 45
54. Footnote 3 to your beneficial ownership table indicates that Mr.
Sagredos` beneficial ownership percentage does not reflect the purchase of the 825,398 private placement shares because the transaction has not yet closed. However, Mr. Sagredos would appear to have the right to acquire such beneficial ownership under Rule 13d-3. Please update your disclosure accordingly, or advise us why no revision is necessary.
55. On page 46 you state that if you increase the size of the offering you "may effect [sic] a stock dividend in such amount to maintain the existing stockholders` collective ownership." However, your discussion under "Description of Securities" contains no discussion of any anti-dilutive provisions. Please disclose any anti-dilutive provisions and reference their origin - that is, state whether they are in the Articles of Incorporation or some other investment agreement.

Description of Securities, page 48
56. Please reconcile your statement on page 49 that "[n]o warrants are currently outstanding" with your disclosure in the prospectus summary that there were 825,398 warrants outstanding before the offering.

Underwriting, page 57
57. On page 61 you disclose that you have agreed to issue the representative 150,000 shares of your common stock as part of this offering which is subject to forfeiture in the event that you do not complete a business combination. With respect to the foregoing, please advise us how the company views this transaction. If the shares are outstanding, has the company included these shares in its other disclosures? Alternatively, if the company deems this to be a contingent sale or other style of arrangement how has the company accounted for it? Finally, please disclose the dollar value associated with this stock grant, state whether it is deemed underwriters` compensation and include footnote disclosure in any applicable table - including the prospectus cover page.

Financial Statements


Financial Statements, page F-1
58. Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Note 5 - Commitments and contingencies, page F-9

59. We note your disclosure regarding the proposed issuance of your common stock, associated with each of the following transactions:

(a)  up to 3,000,000 shares to be issued to Mr. Sagredos.
      (b) 150,000 shares to be issued to Maxim Group LLC.

Please revise your disclosures to state how you intend to account for each of the proposed transactions, including the estimated fair value of the shares to be issued. Expand MD&A to discuss each stock issuance and the projected impact on your financial condition and results of operations. Consider whether disclosures regarding any known trends, events or uncertainties are required under Item 303 of
Regulation S-K.


Exhibits
60. In reference to exhibits, 10.1-10.7, form of letter agreement among the registrant, Maxim Group, LLC and certain insiders, please file all of the exhibits to these agreements.


Exhibit 10.1
61. With respect to the agreement between the underwriter and the company`s employees we note that clause 10 distinguishes between "Insider Shares" and Private Placement Shares" with such distinction being particularly applicable to clause 1. Clause 1 requires that the employee vote his "Insider Shares" "in accordance with the majority of the votes cast by the holders of the IPO Shares and the
Private Placement Shares" but does not specify how the Private Placement Shares are to be voted. Further, it is not clear whether the Private Placement Shares are to be included in the majority of the votes calculation. Please advise us of the preceding and supplement your disclosure as necessary.

Exhibit 10.8
62. Currently clause 2(b) of your Investment Management Trust Agreement permits the company to utilize interest income from the trust fund based on the calculation of an "Income Threshold." However, the "Income Threshold" calculation does not appear driven by any income measurement - please explain. In addition, please add disclosure concerning this clause in your summary, risk factors and use of proceeds discussions.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.



      Sincerely,



John Reynolds
Assistant Director



cc. 	Mitchell Nussbaum
	(212) 407-4000 (facsimile)

Mr. Pantazopoulos
Energy Infrastructure Acquisition Corp.
March 9, 2006
p. 1